

September 16, 2021

Joshua Harley
Chief Executive Officer
Fathom Holdings Inc.
2000 Regency Parkway Drive
Suite 300
Cary, North Carolina 27518

   Re: Fathom Holdings Inc.
    Registration Statement on Form S-3
    Filed September 13, 2021
    File No. 333-259478

Dear Mr. Harley:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joseph Ambrogi at 202-551-4821 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Donald R. Reynolds